Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

Two separate special meetings of shareholders of iShares Trust were held on November 4, 2009.  The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

The shareholder meetings for the Funds were subsequently adjourned until November 19, 2009, except for the iShares S&P Global Clean Energy, iShares S&P Global Infrastructure, iShares S&P Global Telecommunications Sector and iShares S&P Global Utilities Sector Index Funds.  The shareholders of these four Funds approved Proposal 1.

Proposal 1
To approve a new investment advisory agreement between the Trust and BGFA, on behalf of each Fund, which will take effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
S&P Global Clean Energy	2,115,647	18,753	30,826	-
S&P Global Infrastructure	4,979,216	1,079,788	112,560	-
S&P Global Telecommunications Sector	1,897,872	40,158	37,165	310,310
S&P Global Utilities Sector	1,255,060	19,442	17,100	218,617

Proposal 2
To approve a change in the classification of the iShares S&P Global Energy Sector, iShares S&P Global Healthcare Sector and iShares S&P Global Technology Sector Index Funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

Second Meeting

This proposal was approved by the shareholders of the Trust.  All nominees who previously served as Trustees of the Trust were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Trustee to the Trust and the term of his election will take effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Trustees of the Trust.

Independent Trustee	Votes For	Votes Withheld
George G.C. Parker	3,275,616,398	76,114,140
J. Darrell Duffie	3,155,645,073	196,085,465
Cecilia H. Herbert	3,284,632,277	67,098,261
Charles A. Hurty	3,283,313,465	68,417,073
John E. Kerrigan	3,285,163,741	66,566,797
John E. Martinez	3,284,826,244	66,904,294
Robert H. Silver	3,294,357,381	57,373,157

Interested Trustee	Votes For	Votes Withheld
Robert S. Kapito	3,229,642,767	122,087,770
Lee T. Kranefuss	2,147,369,285	1,204,361,252

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Trust-wide proposal and voting results.